FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

GAE 1316/09

May 12, 2009

SADIA S.A.

Mr. Welson Teixeira Junior

Investor Relations Director

Dear Sir,

In view of the recent price oscillations observed in the stock issued by your company, the increase in business volume and in the amounts traded, as outlined in the table below, you are hereby requested to inform us the soonest possible whether you are aware of any fact that could justify them.

PN Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Mean	Last	Oscillation	Neg. Number	Quantity	Volume
4/27/2009	3.78	3.59	4.22	4.04	4.07	7.67	11257	28,358,500	114,679,896.00
4/28/2009	4.10	3.78	4.23	3.94	3.93	-3.43	8405	21,670,000	85,428,559.00
4/29/2009	3.94	3.89	4.08	4.01	3.95	0.50	7487	12,957,100	51,983,130.00
4/30/2009	4.03	3.89	4.22	4.05	4.17	5.56	7964	19,259,700	78,146,356.00
5/4/2009	4.39	4.18	4.40	4.28	4.25	1.91	7751	14,710,600	62,891,814.00
5/5/2009	4.30	4.14	4.30	4.21	4.23	-0.47	3815	10,031,400	42,283,539.00
5/6/2009	4.27	4.21	4.50	4.34	4.35	2.83	6642	16,365,400	71,028,600.00
5/72009	4.40	4.24	4.64	4.44	4.59	5.51	7123	14,546,700	64,626,391.00
5/8/2009	4.69	4.53	4.80	4.68	4.61	0.43	5230	10,806,800	50,505,581.00
5/11/2009	4.48	4.25	4.62	4.51	4.55	-1.30	4793	7,526,200	33,947,242.00
5/12/2009	4.70	4.57	4.88	4.72	4.70	3.30	9.433	26,574,000	125,391,951.00
ON Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Mean	Last	Oscillation	Neg. Number	Quantity	Volume
4/27/2009	4.87	4.85	5.09	4.99	4.9	0	296	337,800	1,686,790.00
4/28/2009	4.99	4.61	5.00	4.75	4.66	-4.89	142	110,400	523,507.00
4/29/2009	4.55	4.54	4.82	4.75	4.78	2.57	147	132,200	627,610.00
4/30/2009	4.72	4.72	5.10	4.91	5.05	5.64	206	242,900	1,195,750.00
5/4/2009	5.15	4.81	5.28	5.03	5.00	-0.99	217	197,200	991,412.00
5/5/2009	5.08	4.85	5.08	4.99	5.05	1.00	170	185,800	928,190.00
5/6/2009	5.09	5.03	5.33	5.19	5.33	5.54	275	320,500	1,666,130.00
5/72009	5.35	5.07	5.60	5.37	5.47	2.62	243	267,300	1,436,329.00
5/8/2009	5.60	5.34	5.74	5.60	5.50	0.54	241	358,000	2,003,963.00
5/11/2009	5.45	5.25	5.45	5.34	5.25	-4.54	164	230,700	1,231,103.00
5/12/2009	5.54	5.47	5.88	5.67	5.60	6.67	432	467,200	2,649,088.00

Yours faithfully,

Nelson Barroso Ortega

Company Monitoring Department

BM&F BOVESPA S.A. Stock, Commodities And Futures Exchange

c.c.

CVM – The Brazilian Securities and Exchange Commission

Mrs. Elizabeth Lopez Rios Machado – Superintendency of Company Relations

Mr. Waldir de Jesus Nobre - Superintendency of Market and Agent Relations

Please be informed that your answer must be sent solely through the IPE System, by selecting this Category:  Market Announcement, and then the Kind:  Clarifications to CVM/BOVESPA inquiries. This will transmit the file simultaneously to BOVESPA  and to CVM (the Brazilian Securities and Exchange Commission).

To ensure understanding by the market, the above inquiry must be copied into the answer provided by the company.

São Paulo May 13, 2009

Mr. Nelson Barroso Ortega

Company Monitoring Department

BM&FBOVESPA S.A. Stock, Commodities And Futures Exchange

c.c.

CVM – The Brazilian Securities and Exchange Commission

Mrs. Elizabeth Lopez Rios Machado – Superintendency of Company Relations

Mr. Waldir de Jesus Nobre - Superintendency of Market and Agent Relations

Reference is made to your Official Letter No.   GAE 1316/09, received last May 12, to reaffirm that, as already informed by the Company on March 25, 2009, in our answer to the Official Letter No.  GAE 473/09 , discussions have been held with Perdigão S.A. about a possible association , however, up to this date, no agreement has been entered into and it cannot even be said that such negotiations will lead to any kind of legal business or even what type of business entity could result from them.

Lacking any other information, it might be presumed that the price oscillations and the increase in the volume of Company-issued shares are nothing more than a market reaction to such expectations and the interpretation of each investor. The Company, in turn, is unable to prevent, or to identify the source of, the rumors and speculations disseminated by the media and can only reaffirm its commitment to keep the market informed about any developments.

Very truly yours,

Mr. Welson Teixeira Junior

Investor Relations Director

SADIA S.A.